UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2016

PLDT INC. ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Philippine Stock
Exchange, Inc. and the Securities and Exchange Commission (the “Commission”)
regarding the approval by the Commission of the Company’s Amended By-Laws covering the following amendments:
1. Change in the name of the Company from Philippine Long Distance Telephone
Company to PLDT Inc. both in the heading and Section 1, Article XV of the
By-Laws; and

2. Change in the logo of the Company as stated in Section 1, Article XV of the
By-Laws from desk telephone to the current triangle-shaped logo of the corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT INC.

Date: 11/23/2016	By:	/s/Ma. Lourdes Rausa-Chan
	Name:	Ma. Lourdes Rausa-Chan
	Title:	SVP and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission (the “Commission”) regarding the approval by the Commission of the Company’s Amended By-Laws